Exhibit (a)(1)(vii)

June 4, 2026

Dear Investor,

Thank you for your investment in Blackstone Private Credit Fund (“BCRED” or the “Fund”) and your continued trust in Blackstone as a steward of your capital. We are writing to provide an update on BCRED and the Fund’s quarterly share repurchase program.

BCRED is designed to deliver durable income distributions and attractive risk-adjusted returns across market cycles, with income providing downside protection during periods of volatility. Since inception in 2021, the Fund has generated a 9.3% annualized total return for Class I shares,1 outperforming leveraged loans by approximately 320 basis points.2 The Fund currently pays a 10.0% distribution rate3 for Class I shares, an income premium of more than 200 basis points relative to leveraged loans.2 Against a volatile market backdrop, the Fund has demonstrated resilience this year, with positive performance for Class I shares despite unrealized markdowns on select private assets and broadly syndicated loans.1 Overall, the portfolio is marked at 96.1 as of April 30, 2026,4 in line with broadly syndicated loans.2 Underperforming assets are reflected in current valuations, with the bottom 5% of the private debt portfolio marked at 68.3 as of April 30, 2026.5

Periods of market uncertainty create opportunities for scaled private credit managers with patient capital, deep origination capabilities, and disciplined underwriting. BCRED’s core focus is to protect shareholder value and drive strong investor outcomes. The Fund’s repurchase framework provides shareholder liquidity aligned with the expected repayment cycle of investments, while preserving capital to deploy in attractive market environments.

The Fund offers quarterly share repurchases of up to 5% of shares outstanding, subject to Board approval, with requests fulfilled on a pro rata basis if they exceed the approved amount. In Q1, the Fund fulfilled 100% of repurchase requests, with Blackstone and employees investing alongside shareholders to reinforce alignment,6 and the Board increased the repurchase cap above the 5% level to fulfill all requests at 7%. In Q2, repurchase requests are approximately 10% of shares outstanding,7 and as designed, BCRED will fulfill repurchase requests representing 5% of shares outstanding.8 Capital inflows are approximately 2% of NAV,9 resulting in a net outflow of approximately 3% of NAV,10 consistent with Q1. Repurchase activity decelerated in the back half of the offer period, with onshore volumes below prior quarter levels. More recently, we have seen an acceleration in gross fundraising across Blackstone’s other Private Wealth products.

We are entering an investment environment that we believe is especially compelling for corporate direct lending. Following a period of volatility early this year, markets are stabilizing, and deal activity is increasing at wider spreads compared to the prior quarter. In Q1 alone, BCRED deployed over $4 billion, and during the quarter, the Fund committed to a portion of a Blackstone-led $10 billion senior secured financing to AI infrastructure platform Firmus Technologies.11

BCRED remains well capitalized, and repayments and inflows have outpaced shares repurchased. Loan repayments of $2.6 billion received in Q1 and approximately $1 billion of inflows in Q29 are expected to represent approximately 160% of shares repurchased this quarter. This level of healthy repayments represents an annualized repayment rate of approximately 13%.12 In addition, BCRED maintains substantial available liquidity of over $15 billion comprised of cash and undrawn borrowing capacity.13 The Fund’s leverage remains modest at 0.8x debt-to-equity,14 a fraction of the approximately 12x average leverage across US banks, with a low cost of capital and duration matched between assets and liabilities.

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BCRED’s fundamentals remain healthy, and the portfolio is defensively positioned with diversified exposure across over 660 unique borrowers and a focus on senior secured loans originated by Blackstone to high-quality, large-scale companies.15 LTM EBITDA growth across BCRED’s borrowers is 11%,16 with software continuing to outpace the broader portfolio. Further, cash flow profiles have benefited from declining base rates and EBITDA growth. Interest coverage has improved by 40% over the last two years, reaching 2.2x17 as of March 31, 2026, while payment-in-kind income as a percentage of total investment income declined by 11% sequentially in Q1 vs. Q4.18

BCRED benefits from Blackstone’s scale and resources to actively manage risk and capitalize on attractive opportunities. Further, BXCI’s North America Direct Lending strategy has an approximately 20-year track record of managing through cycles,19 with an annualized loss rate of less than 10 basis points.20 We believe the Fund is well-positioned to continue generating attractive income and long-term outperformance relative to public fixed income. For additional details, please refer to BCRED’s Q1 2026 shareholder letter on BCRED.com.

We appreciate your continued partnership.

Sincerely,

Blackstone Private Credit Fund

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END NOTES

Past performance does not predict future returns and there can be no assurance that the Fund will achieve results to those of any of Blackstone Credit & Insurance’s prior funds or be able to implement its strategy or achieve its investment objectives, including due to an inability to access sufficient investment opportunities.

Certain information contained in this letter constitutes “forward looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “may,” “can,” “could,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates”, “confident,” “conviction,” “identified” or the negative versions of these words or other comparable words thereof. These may include financial projections and estimates and their underlying assumptions, statements about plans, objectives and expectations with respect to future operations, statements regarding future performance, statements regarding economic and market trends and statements regarding identified but not yet closed investments. Such forward-looking statements are inherently subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results.

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1.      As of April 30, 2026. Total Net Return is calculated as the change in NAV per share during the period, plus distributions per share (assuming dividends and distributions are reinvested) divided by the beginning NAV per share. Returns greater than one year are annualized. See https://www.bcred.com/performance for more information.

2.      Source: Morningstar, BXCI as of April 30, 2026. “Leveraged Loans” or “Broadly Syndicated Loans” is represented by Morningstar LSTA US Leveraged Loan Index.

3.      Annualized distribution rate reflects May’s distribution annualized and divided by last reported NAV from April. Distributions are not guaranteed. Distributions have been and may in the future be funded through sources other than net investment income. See BCRED’s prospectus and website for more information, including notices regarding distributions subject to Section 19(a) of the Investment Company Act of 1940, as amended.

4.      Average mark based on BCRED’s debt investment portfolio (excluding equity investments and investments in joint ventures).

5.      As of April 30, 2026, the bottom 5% of BCRED’s private debt investments (defined as those debt investments classified as Level 3 marked the lowest relative to par aggregating to 5% of the total cost of Level 3 debt investments, excluding structured finance obligations) have a weighted average mark of 68.3.

6.      Blackstone and senior employees invested into an existing BCRED feeder fund, on the same terms as all other investors, which offset the repurchase amount requested from the feeder fund.

7.      Shares outstanding as of March 31, 2026. Based on information received from BCRED’s transfer agent as of June 3, 2026. Repurchase amounts are not yet final and are subject to finalization with BCRED’s transfer agent.

8.      The final dollar value of repurchases will be disclosed in August (after striking June 30, 2026 NAV) as part of BCRED’s ordinary course filings.

9.      Includes subscriptions closed quarter to date as of June 3, 2026. Q2 2026 inflows are not yet final and are subject to finalization with BCRED’s transfer agent. Capital inflows for Q2 2026 include estimated DRIP proceeds.

10.    As of March 31, 2026 NAV.

11.    BCRED’s commitment is $425M as of March 31, 2026.

12.    Annualized repayment rate is calculated as the repayments during the three months ended March 31, 2026, annualized, and divided by the average total investments at fair market value for the same period.

13.    As of March 31, 2026. Available liquidity is composed of cash and cash equivalents, excluding restricted cash, plus the amount available to draw upon across all revolving credit facilities, net of limitations related to each respective credit facility’s borrowing base.

14.    As of April 30, 2026. Debt-to-equity ratio represents the ratio of total principal of outstanding debt to net assets.

15.    As of April 30, 2026. BCRED will generally invest in securities or loans rated below investment grade or not rated which should be considered to have speculative characteristics.

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16.    As of March 31, 2026 and includes all private debt investments. Represents LTM EBITDA Growth year-over-year and generally excludes debt investments that funded after March 31, 2025. See https://www.bcred.com/q1-2026-update/ for more information.

17.    Interest coverage ratio is estimated as the ratio of average LTM EBITDA, to cash interest paid over the last 12 months for each respective portfolio company. See https://www.bcred.com/q1-2026-update/ for more information.

18.    Payment-in-kind (“PIK”) income as a percentage of total investment income is calculated as PIK income derived from interest and dividends divided by total investment income.

19.    Represents BXCI’s track record for its North America Direct Lending strategy, dating back to 2006 before BCRED’s inception.

20.    Represents BXCI’s average annualized loss rate for its North America Direct Lending strategy from 2006 through March 31, 2026. The annualized loss rate represents annualized net losses for substantially realized investments. Whether an investment is substantially realized is determined in the manager’s discretion. Investments are included in the loss rate if (1) a payment was missed, (2) bankruptcy was declared, (3) there was a restructuring, or (4) it was realized with a total multiple on invested capital less than 1.0x. Net losses include all profits and losses associated with these investments, including interest payments received. Net losses are represented in the year the investment is substantially realized and excludes all losses associated with unrealized investments. The annualized net loss rate is the net losses divided by the average annual remaining invested capital within the platform. Investments sourced by BXCI for certain sub-advised investments did, in certain cases, experience defaults and losses after BXCI was no longer sub-adviser, and such defaults and losses are not included in the rates provided. Prior to December 31, 2022, the methodology used by the North America Direct Lending track record for calculating the platform’s average annual loss rate was based on net loss of principal resulting only from payment defaults in the year of default which would exclude interest payments. Past performance does not predict future returns, and there can be no assurance that BXCI will achieve comparable results or that any entity or account managed by or advised by BXCI will be able to implement its investment strategy or achieve its investment objectives.

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